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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                                                 Commission File
                                                                Number 000-24124

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X]Form 10-K and Form 10-KSB [ ]Form 11-K [ ]Form 20-F [ ]Form 10-Q and Form 10-QSB [ ] Form N-SAR

   For Period Ended:  December 29, 2000

   [  ] Transition Report on Form 10-K
   [  ] Transition Report on Form 20-F
   [  ] Transition Report on Form 11-K
   [  ] Transition Report on Form 10-Q
   [  ] Transition Report on Form N-SAR
            For the Transition Period Ended:
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

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                         PART I--REGISTRANT INFORMATION

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         Full Name of Registrant:  Fresh America Corp.

         Former Name if Applicable: Not Applicable

                6600 LBJ Freeway, Suite 180
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         Address of Principal Executive Office (Street and Number)

                Dallas, Texas  75240
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                        City, State and Zip Code





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                        PART II--RULES 12B-25(B) AND (C)

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         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K of Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                               PART III--NARRATIVE

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         State below in reasonable detail the reasons why Form 10-K and Form
10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Registrant is in the process of negotiating extensions and waivers from its principal lenders as well as exploring alternative sources of capital. There have been severe demands on the Registrant's accounting staff due to their involvement in this process. Management of the Registrant believes that the outcome of this process is material to the disclosures contained in the Registrant's Annual Report on Form 10-K and expects the situation to be sufficiently resolved within the time period prescribed by Rule 12b-25 to permit filing of the Registrant's Annual Report on Form 10-K. However, there can be no assurance that the Company will be able to arrange a new senior credit facility.

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                           PART IV--OTHER INFORMATION

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         (1)      Name and telephone number of person to contact in regard to this notification

                  John H. Gray             (469)                 791-5700
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                  (Name)                 (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                          [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [X] Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               Fresh America Corp.
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                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 29, 2001             By: /s/ Colon Washburn
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                                     Colon Washburn,
                                     Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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IV.(3) OTHER INFORMATION

         The Registrant anticipates that it will report a loss for the fiscal year ended December 29, 2000 that is significantly less than the $4.20 loss per share reported for the previous fiscal year. For the reasons discussed in Part III above, the Registrant is unable to quantify the magnitude of this year's loss at this point.